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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                   Under the Securities Exchange Act of 1934

                         For the month of March, 2000

                                 OpenTV Corp.

                (Translation of registrant's name into English)

                                Abbot Building
                                 Mount Street
                                    Tortola
                                   Road Town
                            BRITISH VIRGIN ISLANDS

                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F "X"                           Form 40-F " "
           ---                                 ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes "__"                                  No "X"
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                        REPORT OF FOREIGN PRIVATE ISSUER

                          FOR THE MONTH OF MARCH, 2000

                      AGREEMENT TO ACQUIRE SPYGLASS, INC.

On March 26, 2000, the registrant, OpenTV Corp., a British Virgin Islands corporation ("OpenTV") entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") with Sonnet Acquisition Corp., a Delaware corporation and wholly owned subsidiary of OpenTV ("Sonnet") and Spyglass, Inc. a Delaware corporation ("Spyglass"). The Merger Agreement provides for a stock-for-stock merger in which (i) Sonnet will merge with and into Spyglass, and the separate corporate existence of Sonnet shall cease, (ii) Spyglass shall become a wholly owned subsidiary of OpenTV and (iii) each outstanding share of Common Stock of Spyglass will be converted into the right to receive 0.7236 shares of Class A Ordinary Shares of OpenTV. The consummation of the merger is subject to customary closing conditions, including the approval of the stockholders of OpenTV and the stockholders of Spyglass and the receipt of certain governmental approvals.

Attached and incorporated herein by reference in their entirety as Exhibits are copies of the Merger Agreement and a press release announcing the merger.

EXHIBITS


EXHIBIT NO.       DESCRIPTION

2.1 Agreement and Plan of Merger and Reorganization, dated as of March 26, 2000, among OpenTV Corp., Sonnet Acquisition Corp. and Spyglass, Inc.

                  Certain exhibits to the Agreement are listed on page (iii) thereof and the Registrant agrees to furnish them supplementally to the Securities and Exchange Commission upon request.

99.1              Press Release dated March 26, 2000.



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                    OpenTV Corp.

                                                                    (Registrant)


                 Date:  March 30, 2000                     By   /s/ Mark Meagher

                                                                     (Signature)

                                                                    Mark Meagher
                                                         Vice President, Finance
                                                               and Administation
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                                 EXHIBIT INDEX


EXHIBIT           DESCRIPTION                                       Sequential
-------           -----------                                       Page
                                                                    Number
                                                                    -----------
2.1               Agreement and Plan of Merger and Reorganization,
                  dated as of March 26, 2000, among OpenTV Corp.,
                  Sonnet Acquisition Corp. and Spyglass, Inc.

                  Certain exhibits to the Agreement are listed on page (iii) thereof and the Registrant agrees to furnish them supplementally to the Securities and Exchange Commission upon request.

99.1              Press Release dated March 26, 2000.